UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”): GAN Limited:

B.	(1) This is an (check one):

	☒	original filing for the Filer.

	☐	amended filing for the Filer

(2) Check following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

(3) A filer may also file the Form F-X in paper under a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202). When submitting the Form F-X in paper under a hardship exemption, a filer must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form F-X.

C.	Identify the filing in conjunction with which this form is being filed:

Name of Registrant:	GAN Limited
Form type:	CB
File Number (if known):	001-39274
Filed by:	GAN Limited
Date Filed (if filed concurrently, so indicate):	December 7, 2020 (filed concurrently)

D.	The Filer is incorporated or organized under the laws of Bermuda and has its principal place of business at 400 Spectrum Center Drive, Irvine, California, 92618, +44 20 7292 6262.

E.	The Filer designates and appoints Dermot S. Smurfit (“Agent”), located at 400 Spectrum Center Drive, Suite 1900, Irvine, California, 92618, +44 20 7292 6262 - as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on the date hereof or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the U.S. Securities Exchange Act of 1934.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form CB, the securities to which the Form CB relates and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Irvine, State of California, Country of USA, this 7th day of December, 2020.

This statement has been signed by the following person in the capacity and on the date indicated:

GAN LIMITED

By:	/s/ Dermot Smurfit
Name:	Dermot Smurfit
Title:	Chief Executive Officer

Date: December 7, 2020

-2-